Independent Auditors' Consent

The Board of Directors

PFF Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-20337 and No. 333-65816) on Form S-8 of PFF Bancorp, Inc. of our report dated April 19, 2001, except for Note 24 Earnings Per Share, as to which the date is August 14, 2002, with respect to the consolidated balance sheets of PFF Bancorp, Inc. as of March 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows, for each of the years in the three-year period ended March 31, 2001, which report appears in the March 31, 2001, annual report on Form 10-K/A of PFF Bancorp, Inc.

/s/ KPMG LLP

Orange County, California
September 6, 2002